Exhibit 99.6

NEWS RELEASE January 29, 2019 #2019-01

State & Federal Agencies Update Permitting Schedule for Midas Gold’s Stibnite Gold Project

Record of Decision for Proposed Stibnite Gold Project Expected in Q3 2020

VANCOUVER, BRITISH COLUMBIA – Midas Gold Corp. (MAX:TSX / MDRPF:OTCQX) today announced that it has been advised that the United States Forest Service (“USFS”) anticipates issuing a Draft Environmental Impact Statement (“DEIS”) for public comment in Q3 2019, with a Final EIS and Draft Record of Decision (“ROD”) anticipated in Q2 2020 for the Stibnite Gold Project (“Project”). This schedule would put the Final ROD for the Project in Q3 2020. The USFS, in cooperation with the six other federal, state and local agencies responsible for the permitting schedule, provided the updated timeline as part of its quarterly update on the Project, which is located in Valley County, 39 miles east of McCall and 14 miles from Yellow Pine, Idaho.

“The quarterly schedule released by the USFS extends the timeframe to complete permitting in order to accommodate agency requests for additional information and analysis, including modelling of alternatives,” said Stephen Quin, President & CEO of Midas Gold Corp. “While the extended timeframe is disappointing, we believe that this additional time safeguards the successful completion of the permitting process and ensures the best plan moves forward towards a robust, defensible decision.” This extension recognizes all parties’ commitment to ensuring the analysis required under the National Environmental Policy Act (“NEPA”) is comprehensive, thoroughly considers all alternatives, and is complete before the Draft EIS is published and shared with the public later in 2019. The partial shutdown of the US Federal Government also affected the permitting schedule.

Joint Review Process

Seven federal, state and local agencies involved in permitting the Project signed the Stibnite Joint Review Process Memorandum of Understanding (“MOU”) in 2017, committing to work together to evaluate the Plan of Restoration and Operations (“PRO”) for the Stibnite Gold Project under the NEPA. The MOU was designed so agencies could collaborate in the review and preparation of the EIS, meet the requirements of the public process and follow a mutually agreed upon schedule. Agency cooperation and collaboration remains key to the timeliness of the process and is demonstrated by the numerous interagency meetings to address matters collaboratively.

Updated Schedule

The PRO was accepted as complete by the USFS in December 2016, and the USFS submitted a Notice of Intent to initiate review of the Project and then conducted Public Scoping in June and July of 2017. Since that time, the USFS, their contractor, AECOM, and other cooperating agencies have continued to make progress reviewing the PRO, baseline data, public comments, defining potential alternatives and analyzing them and reviewing additional information they requested, and Midas Gold provided. As noted above, the USFS recently advised Midas Gold they anticipate issuing a Draft EIS for public comment in Q3 2019 with the target date of an approved Final ROD in Q3 2020, although this schedule has and will be impacted by the partial shutdown of the US Government.

Regulators want to ensure they meet the regulatory requirements to support a robust and defensible Record of Decision. They are requesting additional data, evaluating the thoroughness of the environmental impact analysis, while ensuring alternative development scenarios are carefully considered. Midas Gold has received 115 requests for additional information (“RFAI”) and provided the requested information to all 115 RFAIs issued to date. The updated schedule reflects a number of adjustments to both the baseline analysis, water modelling and alternatives development processes in order to accommodate thorough and comprehensive evaluations of the information provided in response to RFAIs, as well as conduct additional analysis and evaluation of alternatives.

“We appreciate the need of each of the agencies involved in the Stibnite Joint Review Process to thoroughly evaluate the Project and alternatives. However, we look forward to completing this phase of the permitting process as soon as practicable and putting a solid Draft EIS out to the public for review,” said Laurel Sayer, CEO of Midas Gold Idaho, Inc., the Project operator. “The Stibnite Gold Project has the potential to bring hundreds of well-paying jobs to rural Idaho, hundreds of millions of dollars of investment into the state and restore a region that has experienced extensive impacts from historical mining-related activities. We want to bring all of these benefits to Idaho, which is why we are excited to continue moving the Project forward.”

Effects of the US Government Shutdown

The recently ended partial shutdown of the US Federal Government affected progress on permitting the Stibnite Gold Project, as certain personnel involved in the regulatory process for the Project were on furlough and unable to work on the Project. However, AECOM, the USFS’ third party contractor assisting with the review of the Project under NEPA, continued to work through the shutdown as their costs are paid by Midas Gold, as did some federal agencies that were not affected by the shutdown. State and local agencies were not affected by the shutdown. The recent ending of the shutdown is reported to be temporary in nature and the ultimate effects of the shutdown(s) cannot be determined at this time.

Next Steps in the Regulatory Process

The USFS, on behalf of the various regulatory agencies, is currently completing the alternatives assessment and environmental analysis as required by NEPA. This is the core of the review process and will provide the basis for drafting of the Draft EIS, which is currently being prepared.

The next opportunity for public review and comment will come when the agencies release the Draft EIS, which is currently anticipated to take place Q3 2019. After the comment period, the USFS and cooperating agencies would produce the Final EIS and a Draft ROD as well as respond to public comments received on the Draft EIS. Upon publication of the Final EIS, there would be a short period for objections and resolution before a Final ROD is published. A positive final decision would allow Midas Gold to seek the issuance of the final permits that are dependent on the ROD being issued.

Community Engagement

In parallel with the formal NEPA process, Midas Gold is continuing its extensive community and stakeholder engagement process, which has been underway for several years. At the end of November 2018, seven community and county governments near the Project signed a Community Agreement with Midas Gold. In January, one additional county also signed the Community Agreement while another deferred consideration until after the DEIS is published and Midas Gold withdrew a request for a tenth community to join the agreement to avoid any perception of a conflict of interest. The Community Agreement, involving eight local communities, creates a collaborative environment for local communities to work together with the Company to directly address concerns and opportunities with Midas Gold throughout the life of the project. Midas Gold also worked with these communities to establish the Stibnite Foundation in order to support community projects. The Stibnite Advisory Council, created under the Community Agreement, has been formed, has established its bylaws, appointed officers and has begun identifying priorities for the Council’s attention.

Feasibility Study Status

Midas Gold’s technical team and consultants continue to advance their work on a feasibility study for the Stibnite Gold Project. The timing for completion of the feasibility study is tied to the completion of the Draft EIS since the feasibility study needs to reflect the design and layout of the Project as defined in the Draft EIS. While substantially all of the work related to mineral resource estimation, metallurgy, geotechnical, infrastructure (including road access, powerline, tunnel design) and other aspects of the Project has been completed, and preliminary mine planning is well advanced, finalization of the design and estimating of capital and operating costs are awaiting decisions driven by the permitting process. The feasibility study looks to incorporate the results of a number of Project optimizations, including updated mineral resource estimates, results of optimized metallurgy and processing, optimized layout and plant design, and other considerations. A number of these optimizations are focused on reducing potential environmental effects and impacts from mine redevelopment, and to enhancing the restoration of the site to ensure a healthy, sustainable ecosystem during and after operations. The extended permitting schedule does provide the opportunity to advance designs of certain Project components further than would be typical for a feasibility study and include this more advanced information in the feasibility study. In addition, it also provides the opportunity to undertake certain value engineering exercises, where deemed appropriate, and also include the results of such evaluations in the feasibility study.

Stibnite Gold Project Permitting Background

A detailed presentation on the PRO can be found at www.midasgoldcorp.com. Details of previous news releases and technical studies can be found filed under Midas Gold’s profile on SEDAR (www.sedar.com) or at www.midasgoldcorp.com.

For further information about Midas Gold Corp., please contact:

Liz Monger -- Manager, Investor Relations

(t): 778.724.4704

(e): info@midasgoldcorp.com

Facebook: www.facebook.com/midasgoldidaho Twitter: @MidasIdaho

Website: www.midasgoldcorp.com

About Midas Gold and the Stibnite Gold Project

Midas Gold Corp., through its wholly owned subsidiaries are focused on the exploration and, if warranted, site restoration and development of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by its Stibnite Gold Project.

Forward-Looking Information

Statements contained in this news release that are not historical facts are "forward-looking information" or "forward-looking statements" (collectively, "Forward-Looking Information") within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward Looking Information includes, but is not limited to, disclosure regarding possible events, next steps and courses of action including actions to be taken by the U.S. Forest Service, the State of Idaho and other government agencies and regulatory bodies. In certain cases, Forward-Looking Information can be identified by the use of words and phrases or variations of such words and phrases or statements such as "anticipates", "believes", "complete", "comprehensive", "defensible", "ensure", "potential", "robust", "safeguard" and "successful" in relation to certain actions, events or results "could", "may", "will", "would", be achieved. In preparing the Forward-Looking Information in this news release, Midas Gold has applied several material assumptions, including, but not limited to, assumptions that the current objectives concerning the Stibnite Gold Project can be achieved and that its other corporate activities will proceed as expected; that general business and economic conditions will not change in a materially adverse manner; that the formal review process under the NEPA (including a joint review process involving the U.S. Forest Services, the State of Idaho and other agencies and regulatory bodies) as well as the public comment period and EIS will proceed in a timely manner and as expected; and that all requisite information will be available in a timely manner. Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Midas Gold to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Information. Such risks and other factors include, among others, changes in laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may result in unforeseen results in the review process under the NEPA; uncertainty surrounding input to be received pursuant to the public comment period; risks related to dependence on key personnel; risks related to unforeseen delays in the review process including availability of personnel from the US Forest Services, State of Idaho and other agencies and regulatory bodies (including, but not limited to, future US government shutdowns); risks related to opposition to the Project, as well as those factors discussed in Midas Gold's public disclosure record. Although Midas Gold has attempted to identify important factors that could affect Midas Gold and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, Midas Gold does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.